Proposed Transaction for Shareholder Approval (AMEX: SRG) June 2008

Safe Harbor Statement Except for the historical information contained herein, this presentation contains among other things, certain forward-looking statements, within the meaning of the Private Securities Litigation Reform Act of 1995 that involve risks and uncertainties. Such statements may include, without limitation, statements with respect to the Company's plans, objectives, expectations and intentions and other statements identified by words such as "may", "could", "would", "should", "believes", "expects", "anticipates", "estimates", "intends", "plans" or similar expressions. These statements are based upon the current beliefs and expectations of the Company's management and are subject to significant risks and uncertainties, including those detailed in the Company's filings with the Securities and Exchange Commission. Actual results, including, without limitation, operating or financial results, if any, may differ from those set forth in the forward-looking statements. These forward-looking statements involve certain risks and uncertainties that are subject to change based on various factors (many of which are beyond the Company's control). Forward-looking statements include statements regarding: the delivery and operation of assets of Seanergy Merger Corp. ("Seanergy Buyer"); Seanergy Buyer's future operating or financial results, including the amount of fixed hire Seanergy Buyer may receive; future, pending or recent acquisitions, business strategy, areas of possible expansion, and expected capital spending or operating expenses; future payments of dividends and the availability of cash for payment of dividends; statements about dry bulk industry trends, including charter rates and vessel values and factors affecting vessel supply and demand; expectations about the availability of vessels to purchase, the time which it may take to construct new vessels or vessels' useful lives; expectations about the availability of insurance on commercially reasonable terms; Seanergy Buyer's ability to repay its proposed credit facility, to obtain additional financing and to obtain replacement charters for its vessels; assumptions regarding interest rates; greater than anticipated levels of newbuilding orders or less than anticipated rates of scrapping of older vessels; change in the rate of growth of the world and various regional economies; risks incident to vessel operation, including discharge of pollutants; and unanticipated changes in laws and regulations, including laws and regulations related to the use of single-hulled vessels. Page 2

The financial information and data contained in this presentation is unaudited and does not conform to the Securities and Exchange Commission's Regulation S-X. Accordingly, such information and data may not be included in, or may be presented differently in, the Company's proxy statement to solicit shareholder approval for the proposed Business Combination. This presentation includes certain estimated financial information and forecasts (EBIT, EBITDA, and Time Charter Equivalent Revenue) that are not derived in accordance with generally accepted accounting principles ("GAAP"), and which may be deemed to be non-GAAP financial measures within the meaning of Regulation G promulgated by the Securities and Exchange Commission. The Company believes that the presentation of these non-GAAP measures provides information that is useful to the Company's shareholders as it indicates the ability of Seanergy Buyer, if the Business Combination of Seanergy Maritime Corp. and Seanergy Buyer is effected, to meet capital expenditures, working capital requirements and other obligations, and make distributions to its stockholders. However, EBIT, EBITDA and Time Charter Equivalent Revenue should be considered in addition to and not as substitutes for, or superior to operating income, cash flows, revenue or other measures of financial performance prepared in accordance with GAAP. EBIT, EBITDA and Time Charter Equivalent Revenue may not be comparable to similarly titled measures reported by other companies. The Company undertakes no obligation to publicly update or revise any forward-looking statements or other information or data contained in this presentation, whether to reflect any change in our expectations with respect to such statement or any change in events, conditions or circumstances on which any statement is based, or otherwise. This presentation has been filed with the Securities and Exchange Commission on May 22, 2008 as part of a Current Report on Form 6-K of Seanergy Maritime Corp. (the "Company"). The Company is holding presentations for certain of its security holders, as well as certain other persons, regarding the proposed Business Combination pursuant to which the Company will purchase 6 drybulk vessels from affiliates of members of the Restis Family, as described in the Company's current report on form 6-K, filed May 22, 2008. Maxim Group LLC, the managing underwriter of the Company's initial public offering ("IPO") consummated September 24, 2007, is assisting the Company in its efforts and will receive the deferred portion of its underwriting discount from the IPO of approximately $5.36 million, as well as approximately $3.85 million in financial advisory fees upon consummation of the Business Combination. Safe Harbor Statement Page 3

The Company and its directors and executive officers may be deemed to be participants in the solicitation of proxies for the special meeting of the Company's stockholders to be held to approve the Business Combination. Each of the Company's officers and directors who are also stockholders of the Company have waived their rights to any liquidation distribution the Company makes with respect to shares they acquired before the IPO. Therefore, their securities will be worthless if the Company does not acquire a target business within two years of the IPO date, as required by its Certificate of Incorporation. Stockholders of the Company and other interested persons are advised to read the Company's definitive proxy statement, when available, in connection with the Company's solicitation of proxies for the special meeting because these documents will contain important information. Such persons are also advised to read the Company's annual report on Form 10-K for the fiscal year ended December 31, 2007, filed on March 31, 2008, for a description of the security holdings of the Company's officers and directors and their respective interests in the Company should the Business Combination be consummated. The definitive proxy statement will be mailed to stockholders as of a record date to be established for voting on the Business Combination. Stockholders will also be able to obtain a copy of the definitive proxy statement, without charge, by directing a request to: Seanergy Maritime Corp. Alexios Komninos CFO & Director 33, Stadiou Str Athens 105 59 Greece Seanergy Maritime Corp. is a foreign private issuer. As such, its proxy statement and other proxy materials with respect to the proposed acquisition will not be subject to preliminary review and comment by the SEC. Seanergy's proxy statement with respect to the proposed Business Combination will contain risk factor disclosure alerting its shareholders to the fact that its proxy materials have not been reviewed by the SEC and may not have all of the material disclosures required to be included under the SEC's rules. It is, however, the intent of Seanergy to provide to its shareholders proxy materials with respect to the proposed Business Combination that meet the form and content requirements of the Schedule 14A of the Securities Exchange Act of 1934, as amended. The proxy statement, once available, and the annual report on Form 10-K can also be obtained, without charge, at the Securities and Exchange Commission's internet site at http://www.sec.gov Safe Harbor Statement Page 4

Key EV = Enterprise Value (Market Capitalization plus debt, minority interest and preferred shares, minus total cash and cash equivalents EBIT = Earnings Before Interest and Taxes EBITDA = Earnings Before Interest, Taxes, Depreciation and Amortization Earn-out EBITDA = As per the Master Agreement, "EBITDA" means "Gross Revenues" less "Operating Expenses". "Gross Revenues" means all revenues generated by the subsidiaries of Buyer that own the Vessels for the period between October 1, 2008 and September 30, 2009, on an aggregate basis, excluding gains or losses on disposal of a Vessel. "Operating Expenses" means all operating expenses of Buyer associated with the Vessels for the period between October 1, 2008 and September 30, 2009 except: (i) gains or losses on disposal of property and equipment; (ii) expenses associated with the operation of the Vessels that are not set forth in budgets prepared by EST in good faith and provided to the subsidiaries of Buyer that own the Vessels, which expenses are also outside of the commercially reasonable control of EST; and (iii) any expenses associated with the change of name or flag of any Vessel. Notwithstanding the foregoing and for the avoidance of doubt, Operating Expenses shall not include (a) depreciation and amortization (including impairment of assets, non-recurring costs or expenses, extraordinary items, unusual items, and any other non-operating income or expenses); or (b) any expenses associated with the transactions contemplated under this Agreement, including but not limited to any expenses associated with the change of name, flag or crew of any of the Vessels. FY = Full fiscal year m = Million Drybulk Peer Group = Consists of Diana Shipping Inc. (NYSE: DSX), Eagle Bulk Shipping Inc. (Nasdaq: EGLE), Genco Shipping & Trading Ltd. (Nasdaq: GSTL), Oceanfreight Inc. (Nasdaq: OCNF), Paragon Shipping Inc. (Nasdaq: PRGN) and Star Bulk Carriers Corp. (Nasdaq: SBLK) Redemption = Seanergy's public stockholders who vote against a business combination which is approved will be entitled to redeem their stock for their pro rata portion of the trust account, excluding interest previously distributed to the public stockholders. Public stockholders who redeem their stock for a share of the trust account will continue to have the right to exercise any warrants they may hold. TCE = Time Charter Equivalent: Time charter revenue and/or the voyage charter revenue, net of commissions (normally expressed in dollars per ton). Expressed in $ per day $10.00 = The cash amount per share that a redeeming shareholder would receive Page 5

Overview – Seanergy Maritime Corp. ("SRG")

- **Business Combination Company™ ("BCC™") trading on the AMEX**
  - Raised $231m via IPO (including green shoe) in September 2007
  - $10.00 unit structure – 1 share of common stock (SRG) and 1 warrant (SRGW)
  - $231m held in escrow or $10.00 per share for IPO shareholders in the event of a liquidation
  - Quarterly dividend of interest income to shareholders of approx. $0.07 per share

- **On May 20th, 2008, Seanergy Maritime Corp. entered into a definitive share purchase agreement to acquire 6 dry bulk carriers from companies controlled by members of the Restis Family for $395,280,750**
  - Expected pre-business combination private discount ~ 90%(1)
  - Affiliates of the Seller are giving Right of First Refusal for 2 more vessels
  - The Restis Family will own approximately 50% of the Founder's Equity – including warrants
  - The Restis Family purchased from the Zafet brothers' their position in Seanergy Maritime Corp.
  - Board of Directors: 6 additional independent directors to be appointed and one additional director to be mutually appointed

(1) The peer group consists of (DSX), (GNK), (EGLE), (OCNF), (PRGN), (SBLK). Based on Seanergy estimates, public filings, wall street research and I/B/E/S Earnings Estimated on Bloomberg as of 6/16/2008.

(2) Average vessel valuation derived from independent broker reports

- Confidential -

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Prominent Greek Families Partnering Successful Business Strategies The Restis Family has over a 40 year track record in the shipping industry Vast experience in operating vessels in multiple verticals in the shipping industry Over 65 vessels managed/owned/operated with approx. 30 new vessels on delivery with companies associated with the Restis Family The Family also has strategic minority holdings in companies that control over 90 additional vessels Companies that are affiliated with the Restis Family South African Marine Corp. Safbulk Pty. Ltd. Enterprises Shipping and Trading S.A. First Financial Corp. Golden Energy Marine Corp. The Koutsolioutsos family - Public Company Experience Folli Follie S.A., 1982, a luxury goods brand, active in 24 countries with over 350 points of sale, including London, Tokyo, Paris & New York One of the first companies to obtain a full retail license in mainland China Ranked among the top 10 brands in Luxury goods in Japan Folli Follie S.A. (ATSE:FOLLI), acquired Hellenic Duty Free Shops in 2003 (ATSE:HDF) - one of the top 15 duty free operators worldwide with a market cap of over $1 billion Acquired Links of London in 2006, a UK based luxury goods brand Dominant player in the sector with subsidiaries in the UK, USA, & Hong Kong Acquired Elmec Sport S.A. in 2007 for €200m

Ioannis Tsigkounakis Secretary & Director Dale Ploughman CEO & Director Alexis Komninos CFO & Director George Koutsolioutsos Chairman & Director Experienced Management and Board of Directors Elias Culcundis Independent Director Kostas Koutsoubelis Director Director 6 additional independent directors to be appointed & one director to be mutually appointed Independent Director Independent Director Independent Director Independent Director Independent Director Independent Director

Cash Consideration: $367,030,750 at closing: $231,000,000 from trust account $136,030,750 of new debt Seller's Note: Value: $28,250,000 Shares underlying Seller's Note: 2,260,000 Conversion Price: $12.50 Term: 2 years Coupon: Libor Additional Stock Consideration: One earn-out: 4,308,075 in shares ($10.00 per share) Earned 12 months post-closing if certain EBITDA hurdles are met: 80% of expected EBITDA FY1(4) Transaction Structure SRG Insiders Restis Family Public East 0.131 0.131 0.737 Fully Diluted Treasury Method Ownership Shares(1,2,3) 5,552,917 5,552,917 31,185,000 Total 42,290,833 Assumes a Treasury Method calculation based on a share price of $10.00 and an exercise price of $6.50 Does not include 4,308,075 shares that may be issued to the Restis Family in the 12 months period from closing, based on certain EBITDA hurdles being achieved Does not include 2,260,000 shares that may be attributable to the conversion of the Seller's Note Earn-out EBITDA as per the Master Agreement

(1) Assumes the Business Combination is consummated on September 1, 2008. FY1 refers to the first 4 successive quarters from September 1, 2008 through September 1, 2009 The peer group consists of (DSX), (GNK), (EGLE), (OCNF), (PRGN), (SBLK). Based on Seanergy estimates, public filings, wall street research and I/B/E/S Earnings Estimated on Bloomberg as of 6/16/2008 Does not include 4,308,075 shares that may be issued to the Restis Family in the 12 months period from closing, based on certain EBITDA hurdles being achieved Does not include 2,260,000 shares that may be attributable to the conversion of the Seller's Note Based on a basic share count Transaction Valuation Discount SRG Peer Group FY1 EBITDA 6.8 8.46 FY1 EV/EBITDA Multiples SRG Peer Group Dividend 0.12 0.0966 FY1 Dividend Yield Page 10

Company Overview

Seanergy will operate 6 drybulk carriers All 6 vessels will be on time charter Carrying capacity of 317,743 deadweight tons 2 Panamax 2 Handysize 2 Supramax Safbulk to be the exclusive broker for the fleet Safbulk - strong reputation in the international shipping industry for efficiency & reliability Management team to actively monitor and control vessel operating expenses incurred by technical managers through oversight of their activities Daily technical management of vessels to be undertaken by Enterprises Shipping and Trading S.A. ("EST") Established in 1973 Currently manages 65 vessels and 30 additional ships under construction Employs 150 on-shore staff and 5,500 sea staff Holds ISO 9001 and 14001 Certification Holds the Committed to Excellence Award - 2004, 2005, 2006; 4 stars Certification 2006 EST was the first ship-management company to receive such awards All 6 vessels will be on time charter to South African Marine Corporation Ship Management Structure

South African Marine - Established in 1946 Grew to be the largest shipping group in Africa 1999 - The Restis Family acquired the non-liner business of South African Marine from a subsidiary of Old Mutual. The acquisition included: 13 dry bulk vessels South African Marine and Safbulk shipping brand names The Restis Family has since expanded it's operations significantly in various segment of the market Commercially manages over 50 vessels in the dry bulk segment Transports more than 35 million tons of cargo annually Generated over $500 million in dry bulk fleet revenues in 2007 Dedicated chartering company with a fleet of 15 vessels, including the Seanergy ships South African Marine - Time Charterer

Fleet Profile Supramax Handysize Panamax Page 14

Advantages & Growth

Fleet growth potential - excess capital and debt capacity provide a vehicle for future growth Right of first refusal to buy 2 vessels from affiliates of the Restis Family in 2009 Strong cash flow to facilitate one of the highest expected yields in peer group Modern and diversified fleet Safbulk & EST - Strong commercial and technical management Top-tier charterer The Restis Family has extensive, strong relationships in multiple verticals in the shipping industry Competitive Advantages

Forecasted Financials

Free Net Cash Flow Income Operating Expenses $5,276 $5,276 Mgmt Fees $650 $650 Commissions $1,977 $1,977 General & Administrative $1,620 $1,620 Interest Expense $3,046 $3,046 Depreciation & Amortization - $22,565 Maintenance Capital Expenditures $1,065 - Total $13,633 $35,133 Net $39,076 $17,576 Margin ~74% ~33% CF Breakeven NI Breakeven Operating Expenses 5276 5276 Management Fee 650 650 Commissions 1977 1977 General & Administrative 1620 1620 Maintenance CapEx 1065 0 Interest Expenses 3046 3046 Principal Payment 0 0 Depreciation & Amortization 0 22565 Fleet-Wide Average Charter Rate 52710 52710 $13,633 $38,907 $52,710 $52,710 Estimated Daily Breakeven Analysis Fleet-wide average net TCE rate of $52,710 Cash outflow - approx. 26% of net revenue G&A is based on estimate of $3.5 million for FY 1 over the 6 vessels in the Initial Fleet Note: Numbers may not sum due to rounding D&A OPEX INT G&A CAPEX Expected Operating Margins for First Full Fiscal Year Mgmt Fee Commissions $35,133

Utilization rate: 360 days on-hire for non-dry docked vessels Dry-docking: 2 vessels with special survey and dry docking (30 days each) for a total of 60 days off-hire - a total of $2.3 million for the dry docking expenses Management fees: $650 per vessel Commissions: 3.75% Rates are based on chartering agreements Financial FY1 Assumptions Includes ~$4.6 million of restricted cash

Growth Strategy

- **Seanergy's goal is to double the fleet by 2011**
  - 2 ships 2009; exercise right of first refusal to acquire 2 vessels from affiliates of the Restis Family
  - 2 ships 2010
  - 2 ships 2011
- **Take advantage of the strong fundamentals in shipping to grow the company and enhance shareholder value**
  - Enter into new-building contracts
  - Access secondary market
  - Ability to purchase operating shipping companies utilizing cash & stock
  - Partner with end users for additional growth and shareholder value
- **If Seanergy were to increase it's debt level to be in line with it's peers, plus warrant exercise, should allow approx. $300 - $400 million worth of additional capital for growth(2)**
  - Excess debt capacity provides a vehicle for future growth
  - Approx. $150 million of additional capital upon exercise of Seanergy's public warrants
  - Utilize public currency for further acquisitions
  - FY1 free cash: ~ $23.4 million, post-dividends and after debt service(3)

➡ **Growth without further dilution**

(1) *Estimated Debt/Capitalization. Assumes no redemption*
(2) *Assumes similar terms of debt to the existing debt. Additionally, assumes the Company can continue to meet the expected customary financial covenants with reference to current asset values*
(3) *Excludes cash from warrants and includes ~4.6m of restricted cash*

- Confidential -

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Maintaining Strong Cash Flows in a Cyclical Market YR2 Staggered employment periods to take advantage of market fluctuations 70% fleet coverage 30% spot market Ability to lock-in forward rates in the Forward Freight Agreement ("FFA") market Exposure to the interest market will increase as the fleet grows Hedge the interest rate with SWAPs to limit exposure to market movements Partner with strategic investors with proprietary cargoes Creates an in-house user base Leverage relationships with the major commodity houses to build meaningful positions and charterer relationships Page 21

Industry Highlights* *Disclaimer The statistical and graphical information contained under the heading is drawn from the Clarkson Research Services Limited ("CRSL") database and other sources. CRSL has advised that: (i) some information in CRSL's database is derived from estimates or subjective judgments; and (ii) the information in the databases of other maritime data collection agencies may differ from the information in CRSL's database; and (iii) whilst CRSL has taken reasonable care in the compilation of the statistical and graphical information and believes it to be accurate and correct, data compilation is subject to limited audit and validation procedures and may accordingly contain errors; and (iv) CRSL, its agents, officers and employees do not accept liability for any loss suffered in consequence of reliance on such information or in any other manner; and (v) the provision of such information does not obviate any need to make appropriate further enquiries; (vi) the provision of such information is not an endorsement of any commercial policies and/or any conclusions by CRSL; and (vii) shipping is a variable and cyclical business and any forecasting concerning it cannot be very accurate. The structure of this presentation has been produced by Maxim. Clarkson Research Services Limited (CRSL) have not reviewed the context of any of the statistics or information contained in sections other than the "industry highlights section" of the presentation and all statistics and information in sections other than the "industry highlights" section were obtained by Maxim from standard CRSL published sources.

Robust Industry Fundamentals Source: Clarkson Research Services Chinese Steel Demand 2000 2006 0.0 0.1 0.2 0.3 0.4 0.5 0.6 0.7 0.8 0.9 tonnes per urban capita 2x growth in 6 years Rapid urbanization leads to increasing per capita consumption in China and India India's steel consumption could surpass 200mm tons by 2020, compared to 48.6mm tons in 2006 (Source: R.K. Markan, Steelworld - 2007). India expanding investment in cities - the UN currently forecasts that India's urban population will increase from 326mm people in 2005 to over 470mm by 2020. Source: Clarkson Research Services Steel Consumption (2006) 0.0 0.2 0.4 0.6 0.8 1.0 1.2 1.4 India US EU-25 China Japan South Korea tonnes per urban capita

Robust Industry Fundamentals Source: Clarkson Research Services Chinese Steel Production 0 50 100 150 200 250 300 350 400 450 500 550 1997 1998 1999 2000 2001 2002 2003 2004 2005 2006 2007 million tonnes 1997 - 2007 CAGR: 16.2% Source: Clarkson Research Services Indian Steel Production 0 5 10 15 20 25 30 35 40 45 50 55 1997 1998 1999 2000 2001 2002 2003 2004 2005 2006 2007 million tonnes 1997 - 2007 CAGR: 7.3%

Seaborne Trade Growth in Dry Bulk Commodities * Totals include 'major' and 'minor' bulk commodities 0 500 1,000 1,500 2,000 2,500 3,000 3,500 4,000 1997 1998 1999 2000 2001 2002 2003 2004 2005 2006 2007E 2008F Source: Clarkson Research Services million tonnes 2002 - 2008 CAGR: 6.0% 1997 - 2001 CAGR: 3.4%

Growth in Chinese Iron Ore Imports Chinese Iron Ore Imports 0 100 200 300 400 500 1997 1998 1999 2000 2001 2002 2003 2004 2005 2006 2007E 2008F Source: Clarkson Research Services million tonnes 1997 - 2008 CAGR: 20.7%

Demand from China Chinese Iron Ore Imports by Source Source: Clarkson Research Services 0 2 4 6 8 10 12 14 16 Jan-99 Jul-99 Jan-00 Jul-00 Jan-01 Jul-01 Jan-02 Jul-02 Jan-03 Jul-03 Jan-04 Jul-04 Jan-05 Jul-05 Jan-06 Jul-06 Jan-07 Jul-07 Jan-08 mt Australia India Brazil Others Chinese Steel Products Trades Source: Clarkson Research Services 0 1 2 3 4 5 6 7 8 9 Jan-99 Jul-99 Jan-00 Jul-00 Jan-01 Jul-01 Jan-02 Jul-02 Jan-03 Jul-03 Jan-04 Jul-04 Jan-05 Jul-05 Jan-06 Jul-06 Jan-07 Jul-07 Jan-08 mt Imports Exports

Chinese Seaborne Trade Source: Clarkson Research Services Source: Clarkson Research Services Chinese Imports Chinese Exports 0 10 20 30 40 50 60 70 80 90 Jan-99 Jul-99 Jan-00 Jul-00 Jan-01 Jul-01 Jan-02 Jul-02 Jan-03 Jul-03 Jan-04 Jul-04 Jan-05 Jul-05 Jan-06 Jul-06 Jan-07 Jul-07 Jan-08 General Cargoes Bulker Cargoes Tanker Cargoes m. tonnes % 3-month moving averages of seaborne exports

Baltic Dry Index Performance The Baltic Dry Index (BDI) 0 2,000 4,000 6,000 8,000 10,000 12,000 14,000 Jan-97 Jan-98 Jan-99 Jan-00 Jan-01 Jan-02 Jan-03 Jan-04 Jan-05 Jan-06 Jan-07 Jan-08 Source: Clarkson Research Services Index 2002 - 2008 Average: 3,919 1997 - 2001 Average: 1,234

Dry Bulk Orderbook Source: Clarkson Research Services, May 2008 Existing Fleet (M DWT) Deliveries Jan - Apr 08 Million DWT on Order 1st May 2008 Vessels Million DWT 2008 2009 2010 2011 2012 2013 2014 Total Capesize 133.5 10 1.81 6.86 28.16 54.11 29.30 7.01 0.80 - 126.2 Panamax 110.4 26 2.07 5.57 11.13 17.83 12.49 1.97 0.08 - 49.1 Handymax 78.4 28 1.53 6.50 14.77 13.72 8.42 1.53 0.05 - 45.0 Handysize 76.6 23 0.62 3.03 6.96 80 4.24 0.94 0.10 - 22.1 Total 398.8 251 6.03 21.95 61.01 92.46 54.45 11.45 1.03 - 242.4 % of Existing Fleet - - 1.51% 5.5% 15.3% 23.2% 13.7% 2.9% 0.3% 0.0% 60.8% 1st May 2008 1st May 2008 Existing Fleet (20+ years) Existing DWT (vessels 20+ years) Number of Vessels % of Fleet Total DWT (mm) % of Orderbook Capesize 150 19.3% 25.0 19.9% Panamax 357 23.7% 23.9 48.8% Handymax 400 24.6% 17.8 39.7% Handysize 1,767 61.6% 47.6 216.0% Total 2,674 39.4% * 114.5 47.3% * Equivalent to 28.7% in deadweight terms.

Seaborne Trade Growth in Minor Bulks Source: Clarkson Research Services 601 620 630 677 720 722 741 747 755 778 799 811 854 1029 1070 981 918 930 550 600 650 700 750 800 850 900 950 1,000 1,050 1,100 1991 1992 1993 1994 1995 1996 1997 1998 1999 2000 2001 2002 2003 2004 2005 2006 2007(e) 2008(f) mt Trade projected to increase by 4% in 2008. CAGR 1997-2007: 3.3%

Seaborne Trade Growth in Iron Ore Source: Clarkson Research Services 850 785 723 661 587 517 480 451 448 403 430 429 392 402 380 352 337 358 0 100 200 300 400 500 600 700 800 900 1991 1992 1993 1994 1995 1996 1997 1998 1999 2000 2001 2002 2003 2004 2005 2006 2007(e) 2008(f) mt Trade projected to increase by 8% in 2008. CAGR 1997-2007: 6.2%

Seaborne Trade Growth in Coking and Thermal Coal Source: Clarkson Research Services Seaborne Trade in Coking Coal 159 154 156 157 160 165 170 169 162 174 169 171 178 179 184 190 211 226 120 130 140 150 160 170 180 190 200 210 220 230 1991 1992 1993 1994 1995 1996 1997 1998 1999 2000 2001 2002 2003 2004 2005 2006 2007(e) 2008(f) mt Trade projected to increase by 7% in 2008. CAGR 1997-2007: 2.1% Source: Clarkson Research Services Seaborne Trade in Thermal Coal 574 589 543 507 483 448 406 383 346 300 285 280 201 214 238 256 193 202 100 150 200 250 300 350 400 450 500 550 600 1991 1992 1993 1994 1995 1996 1997 1998 1999 2000 2001 2002 2003 2004 2005 2006 2007(e) 2008(f) mt Trade projected to increase by 3% in 2008. CAGR 1997-2007: 7.1%

Seaborne Dry Bulk Trade -3 0 3 6 9 1990 1991 1992 1993 1994 1995 1996 1997 1998 1999 2000 2001 2002 2003 2004 2005 2006 2007 (e) 2008 (f) Source: Clarkson Research Services Percentage Percentage growth of seaborne dry trade Industrial Production OECD total annual average Seaborne Trade Growth

Conclusion

The peer group consists of (DSX), (GNK), (EGLE), (OCNF), (PRGN), (SBLK). Based on SRG estimates, public filings and I/B/E/S Earnings Estimates from Bloomberg as of 6/9/08 6/16/08 12.0% payout based on the per share amount held in trust based on a basic share count basis Strong cash flow 100% charter coverage Management and Board of Directors with significant shipping and public expertise Vast experience in operating vessels in multiple verticals in the shipping industry Successful track record of growing public companies and creating value for shareholders 6 additional independent directors to be appointed and one director to be mutually appointed Fleet growth potential Right of first refusal to buy 2 vessels from members of the Restis Family in 2009 Excess capital and debt capacity provide the ability to purchase vessels in the secondary market Approx. $150 million of additional capital upon exercise of Seanergy's public warrants Modern and diversified fleet One of the highest expected dividend payouts in the High Yield Dry Bulk peer group(1,2) Robust Industry fundamentals Significantly undervalued vs. peer group(1) SRG Investment Highlights

Thank You

Company Alexios Komninos CFO & Director Seanergy Maritime Corp. Tel. Athens: +30 210-372-6200 Email: alxco@ath.forthnet.gr Investor Relations Nicolas Bornozis Capital Link, Inc. Tel. (212) 661-7566 E-Mail: nbornozis@capitallink.com Contacts